March 4, 2021

Robert A. Rositano, Jr.

Chief Executive Officer

Friendable, Inc.

1821 S. Bascom Ave., Suite 353

Campbell, CA 95008

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Technology

Attn: Jan Woo; Amanda Kim;

and Stephen Krikorian

Washington, D.C. 20549

Re: Friendable, Inc.

Offering Statement on Form 1-A

Filed January 27, 2021

File No. 024-11427

Dear Messrs. Foland and Youngwood,

We have reviewed your response letter, dated February 23, 2021, and have made the requested adjustments. Below is a detailed response to your letter and enclosed is a revised Offering Circular. Please let us know if you have any further concerns.

1. In response to the Staff´s comment, the client from which the Company derived 99% of its revenue in both the 12 months ended December 31, 2019 and in the 9 months ended September 30, 2020 is Answering Legal. The agreement between the Company and Answering Legal provides for various SOWs to be issued overtime covering separate projects. We have now added a paragraph in the Material Agreements subsection of the Offering Circular describing the Company’s agreement with Answering Legal and have attached the Company’s agreement with Answering Legal as a material agreement Exhibit to the Offering Circular.

2. In response to the Staff´s comment, we have updated the applicable Compensation table in the Offering Circular with compensation paid during the Company’s 2020 fiscal year.

3. In response to the Staff’s comment, we updated the beneficial ownership table by adding a column and an explanatory note (4) in that table that sets forth total voting power on an as converted basis of Series A Preferred Shares.

4. In response to the Staff’s comment,

a.	The potentially dilutive shares arise from the potential conversion rights of the Series A, B and C Preferred stock of the Company and convertible debts and warrants outstanding. Approximately 97% of these dilutive securities at September 30, 2020 relate to the potential conversion of Series A Preferred Stock. The Company currently has sufficient authorized capital stock to cover the remaining 3% of the dilutive securities in question. With respect to the Series A conversions, the Company does not believe there are legal implications with the potential dilutive shares exceeding the authorized number of shares of common stock at this time because, approximately 99% of the Series A Preferred shares that, if converted, would require increasing the authorized shares of the Company, are held or controlled by two executives of the Company who are the only members of the Company’s Board of Directors and who also have majority voting rights in the Company and they have agreed to not convert their Series A Preferred shares and waive any reserve requirement related thereto until the authorized share capital of the Company is first increased. When the Series A Preferred holders of the Company decide to convert these shares, the Company would first take immediate steps with the state of Nevada to increase its authorized share capital from 1 billion to 2 billion common shares, which would fully accommodate the effect of the conversion. The Company’s Board of Directors believes it is in the best interest of the Company to not increase the authorized shares of the Company in Nevada at this time because the cost to do so is high and thus an unnecessary expense given the waivers and agreements related to conversion by the applicable holders. In a footnote to the beneficial ownership table in the Offering Circular, we have added a reference to assuage any concerns about the authorized capital stock as it relates to the conversion of Series A Preferred shares.
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b.	The total disclosed for potentially dilutive shares does not include the 106.6 million issuable shares, since these are already reported on the Company's balance sheet as outstanding within the section entitled Shareholders' Deficit and therefore are considered in the computation of basic weighted average shares outstanding, pursuant to accounting standard ASC 260 “Earnings Per Share” since there is no contingency relating to the issuance of such stock. The status of 104,070,432 of these shares is classified as "issuable" because, while there is a legal requirement to issue such stock, an issuance request must occur from the holder before they can be issued. This situation primarily relates to the participants in a debt restructuring agreement that occurred in March 2019. The debtholders agreed to a settlement to receive a certain number of common shares in full discharge of their debt. This established the Company's legal obligation to issue such stock; and therefore, the transaction required the recording of "issuable" common shares as part of Shareholders’ Deficit, since those debtholders now only have rights to receive common shares and no rights to receive cash or any other assets of the Company. However, the actual issue of those common shares is subject to the debtholders electing and providing written notice to the Company of the quantity of common shares that they elect to drawdown. When this notice is received, a Board resolution to approve the issuance is required for the company's stock transfer agent to process the issuance. When the issuance does occur, the common shares will be reclassed from "issuable" to "issued" in Shareholders’ Deficit, from an accounting perspective.

c.	For all financial statement periods included in the filing of this Offering Circular, the Company included the weighted average of the total of both issued and issuable common shares within the basic net loss per share calculation, as discussed above.

5. In response to the Staff’s comments, we have included a detailed explanation of the voting, conversion and other such rights attached to the Series D Preferred shares in the Securities Offered section of the Offering Circular. The Conversion Price remains $10.00 until the adjustment events in Section 4.4 of the Certificate of Designation of Series D Preferred are triggered, at which point the conversion price is adjusted based on those triggers. Those triggers are: (i) Adjustment for Reclassification, Exchange and Substitution and (ii) Sales, Reorganizations, Mergers or Consolidations. We have added a statement in the Offering Circular clarifying this. You further requested a hypothetical example related to conversion. Suppose Investor A purchases 10,000 Series D Preferred shares under this Offering at $10.00 per share (for a total purchase price and value of $100,000) and the applicable average trading price of the Company’s common shares on conversion is $0.00375 per share, Investor A would be entitled to receive 33,333,333 common shares on full conversion of the original Series D Preferred investment, calculated by applying 80% of $0.00375 (or $0.003) against the original investment value of $100,000.

Please let us know if you require anything further. Thank you for your attention.

Sincerely, Robert A. Rositano, Jr. Chief Executive Officer Friendable, Inc.

Cc: Jonathan D. Leinwand

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